Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公 司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

SUPPLEMENTAL ANNOUNCEMENT

GRANT OF RESTRICTED SHARE UNITS

Reference is made to the announcement of XPeng Inc. (the “Company”) in relation to the grant of the RSUs (the “Announcement”) published by the Company on July 14, 2023.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Announcement.

The Board would like to provide additional information regarding the performance targets attached to the Senior Management Grant as below:

The vesting of the RSUs under the Senior Management Grant shall be subject to the achievement of performance targets. The Company has in place a standardised performance appraisal system to comprehensively evaluate the performance and the contribution of the senior management to the Group based on a matrix of indicators that vary according to the roles and responsibilities of the senior management. The indicators include, but are not limited to, work quality, efficiency, collaboration, management and strategy. The Company will determine whether the relevant senior management member meets the performance targets based on his performance appraisal results for the relevant period. The relevant senior management member must achieve Grade B or above in his performance appraisal results during the respective vesting period to have the RSUs granted become fully vested.

Save as disclosed above, all the other information disclosed in the Announcement remains unchanged.

By order of the Board XPeng Inc.
Xiaopeng He Chairman

Hong Kong, Friday, July 21, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Yingjie Chen, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only